TEVA ANNOUNCES MANAGEMENT SUCCESSION

Dr. Jeremy Levin, A Former Senior Executive at Bristol-Myers Squibb,

To Succeed Shlomo Yanai as President and CEO

Jerusalem, Israel, January 2, 2012 – Phillip Frost, MD, Chairman of the Board of Directors of Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA), announced today that Shlomo Yanai, President and CEO of Teva, plans to retire from the company effective May 2012, and that as part of a succession plan, the Board of Directors has named Dr. Jeremy Levin, a former senior executive at Bristol-Myers Squibb (NYSE: BMY), to succeed him at that time.

The plan is the result of a decision by Mr. Yanai to move on to a new phase in his career after five years as President and CEO of Teva, during which he led a growth strategy that has taken the company from an $8.4 billion mainly generics business in 2006 to a more diversified pharmaceutical company with expected 2012 revenue of approximately $22 billion, and an expanded footprint in the European, Asian and Latin America markets.

The Board conducted an extensive search process and concluded that Dr. Levin, with his recognized strategic vision and deep knowledge of the pharmaceutical industry is the right person to lead Teva going forward. He has the demonstrated track record, broad global experience, and impressive leadership skills to continue to grow Teva.

Dr. Levin has more than 25 years of experience in the global pharmaceuticals industry, leading companies and people in the creation, development and delivery of medicines. He is recognized as a leader in creating commercial and R&D alliances. He joined Bristol-Myers Squibb in 2007. He has had direct responsibility for strategy, alliances and transactions, and managed its portfolio of alliances.

Before joining Bristol-Myers Squibb, Dr. Levin served from 2003 to 2007 as Global Head of Business Development and Strategic Alliances at Novartis. Earlier, he was CEO of Cadus Pharmaceuticals, a company he took public.

“Dr. Levin is an exceptionally talented business leader with a deep understanding of the opportunities and challenges of the pharmaceutical industry,” said Dr. Frost. “He brings to Teva a wealth of experience and the hands-on skills required to foster the growth of a global pharmaceutical business. As a business leader and as a physician, he is passionately committed to bringing effective treatments to patients, worldwide. His combination of vision, creative energy and an effective team-building management style make him an ideal choice to lead Teva into its next growth phase.”

Dr. Frost continued, “During his tenure, Shlomo Yanai designed and successfully implemented a strategic plan that produced double-digit growth for 18 consecutive quarters, as revenues expanded at a compound annual growth rate of 17 percent, and earnings per share more than doubled. He led the company to significant expansion in Europe and Asia, and formed new collaborations in biosimilars and in the OTC pharmaceuticals markets, including the recently announced joint venture with Proctor & Gamble. He has built a strong foundation for the company’s future. We wish him the best in his new endeavors and are appreciative that he will continue to be a valued advisor to the company following the leadership change. We have become personal friends and I hope we will have the opportunity to work together again.”

Dr. Levin commented, “I have known and admired Teva for many years, not just as a global leader in generic drugs, but as an outstanding innovator in pharmaceutical development and new strategic approaches to serve patients worldwide. Demographic trends and economic pressures in developed and emerging markets are intensifying the challenge to provide good medicines at affordable prices. Teva, with its multiple platforms in generics, branded, and OTC drugs, is in an especially good position to meet this challenge. It will be a privilege to work with the talented and dedicated people of Teva to fulfill this mission.

“I have had a marvelous experience at Bristol-Myers Squibb and am proud to have participated in the transformation of that company as a member of the senior management team. I have worked there with intelligent, hard-working, and committed colleagues, and I will treasure that experience. However, the opportunity to live and work in Israel and to contribute to and grow one of the country’s great institutions is compelling. I look forward to working with Shlomo Yanai, the management team, and the Board in the coming months to achieve a seamless transition and to build a platform for long-term growth.”

“Over the past five years, Teva has been transformed from a successful generics business into a major global pharmaceutical company,” said Shlomo Yanai. “We have achieved double-digit increases in sales and earnings, and have built, acquired or partnered to create new opportunities to support future sustainable growth. I believe 2012 will be yet another year of profitable growth. I look forward to completing my tenure at Teva and moving on to my next challenging venture. I am confident that Jeremy Levin will lead Teva to its next stage of success.”

Dr. Jeremy Levin, 58, was born in South Africa and has lived in the United States since 1986. In addition, he has lived in Zimbabwe, Great Britain, Switzerland and Israel. He received an undergraduate degree from Oxford University in Zoology, masters and doctoral degrees from Oxford University in Molecular Biology, and a medical degree from Cambridge University. Among numerous honors, he was the 2005 recipient of the Albert Einstein Award for Leadership in Life Sciences, awarded by Shimon Peres. Dr. Levin has served as a practicing physician at University hospitals in South Africa, the United Kingdom and Continental Europe. He and his wife, Margery Feldberg, have been married for 25 years and have two college-age daughters.

Shlomo Yanai, 59, has been President and Chief Executive Officer of Teva since March 1, 2007. Prior to joining Teva, he was the President and CEO of Makhteshim Agan Industries from 2003 through 2006. Until his retirement from the Israel Defense Forces as a Major General, he held positions as head of the Planning Branch of the Israel Defense Forces (1998-2001), Commanding Officer of the Southern Command (1996-1998), and Head of the army R&D division (1994-1996). In 1973 he received the Distinguished Service Medal from the Israeli Defense Forces. He is a graduate of the Harvard Business School’s AMP program, and also holds an M.A. from George Washington University in National Resource Administration. He received a B.A. cum laude in Political Science and Economics from Tel Aviv University, and he is also a graduate of the U.S. National War College (NDU). He and his wife Ahuva have three children and three granddaughters.

Conference Call

Teva will host a conference call to introduce Dr. Jeremy Levin, on Tuesday, January 3, 2012 at 8:30 a.m. ET. The call will be webcast and can be accessed through the Company’s website at http://www.tevapharm.com, or by dialing in to 800.510.9691 (US) or +1.617.614.3453 (International), using conference ID no. 75750365. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website at http://www.tevapharm.com. A replay of the call will also be available until January 10, 2012, at 11:59 p.m. ET, by calling 1.888.286.8010 (US) or +1.617.801.6888 (International). The Conference ID is 19680538.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 47,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, potential impact on our business of the current global macro-economic uncertainties, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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